Filed Pursuant to Rule 433

Registration No. 333-217991

Issuer Free Writing Prospectus dated March 5, 2020

Relating to Preliminary Prospectus Supplement dated March 5, 2020

MARTIN MARIETTA MATERIALS, INC.

$500,000,000 2.500% Senior Notes due 2030

PRICING TERM SHEET

March 5, 2020

Issuer:	Martin Marietta Materials, Inc.

Security:	2.500% Senior Notes due 2030

Principal Amount:	$500,000,000

Maturity Date:	March 15, 2030

Issue Price:	98.864% of principal amount, plus accrued interest, if any, from and including, March 16, 2020

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	105-13 and 0.930%

Spread to Benchmark Treasury:	Plus 170 basis points

Yield to Maturity:	2.630%

Coupon (Interest Rate):	2.500%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2020

Gross Proceeds to the Issuer:	$494,320,000

Optional Redemption:

Prior to December 15, 2029 (three months prior to the maturity date of the notes) (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury Rate plus 30 basis points (or 0.300%)

On or after the Par Call Date, at any time at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of redemption

Day Count Convention:	30/360

CUSIP / ISIN:	573284 AV8 / US573284AV89

Ratings:*	Baa3 / BBB+ / BBB (Moody’s / S&P / Fitch)

Trade Date:	March 5, 2020

Settlement Date:

March 16, 2020 (T+7)

We expect that delivery of the notes will be made to investors on or about March 16, 2020, which will be the seventh business day following the date of the prospectus supplement (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the delivery date of the notes should consult their advisors.

Legal Format:	SEC Registered

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	PNC Capital Markets LLC Regions Securities LLC

Co-Managers:	MUFG Securities Americas Inc. Comerica Securities, Inc. Siebert Williams Shank & Co., LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus if you request it by contacting Deutsche Bank Securities Inc. at (800) 503-4611 or prospectus.CPDG@db.com or by contacting J.P. Morgan Securities LLC at (212) 834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.